Registration No. 333-116138

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FORM T-1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE

CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)           ☒

___________________________

BNY MIDWEST TRUST COMPANY
(formerly known as CTC Illinois Trust Company)
(Exact name of trustee as specified in its charter)

Illinois (State of incorporation if not a U.S. national bank)	36-3800435 (I.R.S. employer identification no.)

2 North LaSalle Street Suite 1020 Chicago, Illinois (Address of principal executive offices)	60602 (Zip code)

___________________________

Marshall & Ilsley Corporation
(Exact name of obligor as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	39-0968604 (I.R.S. employer identification no.)

770 North Water Street Milwaukee, Wisconsin (Address of principal executive offices)	53202 (Zip code)

___________________________

Guarantee of Preferred Securities of M&I Capital Trust B
(Title of the indenture securities)

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1.

General information.  Furnish the following information as to the Trustee:

(a)

Name and address of each examining or supervising authority to which it is subject.

Name	Address
Office of Banks & Trust Companies of the State of Illinois	500 E. Monroe Street Springfield, Illinois 62701-1532

Federal Reserve Bank of Chicago	230 S. LaSalle Street Chicago, Illinois 60603

(b)

Whether it is authorized to exercise corporate trust powers.

Yes.

2.

Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

16.

List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the "Act") and 17 C.F.R. 229.10(d).

1.

A copy of Articles of Incorporation of BNY Midwest Trust Company (formerly CTC Illinois Trust Company, formerly Continental Trust Company) as now in effect. (Exhibit 1 to Form T-1 filed with the Registration Statement No. 333-47688.)

2,3.

A copy of the Certificate of Authority of the Trustee as now in effect, which contains the authority to commence business and a grant of powers to exercise corporate trust powers. (Exhibit 2 to Form T-1 filed with the Registration Statement No. 333-47688.)

4.

A copy of the existing By-laws of the Trustee. (Exhibit 4 to Form T-1 filed with the Registration Statement No. 333-47688.)

6.

The consent of the Trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with the Registration Statement No. 333-47688.)

7.

A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE

Pursuant to the requirements of the Act, the Trustee, BNY Midwest Trust Company, a corporation organized and existing under the laws of the State of Illinois, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the 14th day of July, 2004.

BNY Midwest Trust Company

By:              /S/ D. G. DONOVAN
Name:       D. G. DONOVAN
Title:         VICE PRESIDENT

Exhibit 7

OFFICE OF BANKS AND REAL ESTATE
Bureau of Banks and Trust Companies

CONSOLIDATED REPORT OF CONDITION
OF

BNY Midwest Trust Company
2 North LaSalle Street
Suite 1020
Chicago, Illinois  60602

Including the institution's domestic and foreign subsidiaries completed as of the close of business on March 31, 2004, submitted in response to the call of the Office of Banks and Real Estate of the State of Illinois.

ASSETS		Thousands of Dollars (000)

ARTICLE 1.	Cash and Due from Depository Institutions	45,800

ARTICLE 2.	U.S. Treasury Securities	- 0 -

ARTICLE 3.	Obligations of States and Political Subdivisions	- 0 -

ARTICLE 4.	Other Bonds, Notes and Debentures	- 0 -

ARTICLE 5.	Corporate Stock	- 0 -

ARTICLE 6.	Trust Company Premises, Furniture, Fixtures and Other Assets Representing Trust Company Premises	694

ARTICLE 7.	Accounts Receivable	4,398

ARTICLE 8.	Goodwill	86,813

ARTICLE 9.	Intangibles	-0-

ARTICLE 10.	Other Assets	133

	(Itemize amounts greater than 15% of Line 10) Prepaid Expenses 71 Computer Software 36

ARTICLE 11.	TOTAL ASSETS	137,838

OFFICE OF BANKS AND REAL ESTATE
Bureau of Banks and Trust Companies

CONSOLIDATED REPORT OF CONDITION
OF

BNY Midwest Trust Company
2 North LaSalle Street
Suite 1020
Chicago, Illinois  60602

LIABILITIES		Thousands of Dollars

ARTICLE 12.	Accounts Payable	42

ARTICLE 13.	Taxes Payable	4,678

ARTICLE 14.	Other Liabilities for Borrowed Money	25,425

ARTICLE 15.	Other Liabilities

	(Itemize amounts greater than 15% of Line 14) Reserve for Taxes 8,770
		9,251

ARTICLE 16.	TOTAL LIABILITIES	39,396

	EQUITY CAPITAL

ARTICLE 17.	Preferred Stock	- 0 -

ARTICLE 18.	Common Stock	2,000

ARTICLE 19.	Surplus	67,130

ARTICLE 20.	Reserve for Operating Expenses	- 0 -

ARTICLE 21.	Retained Earnings (Loss)	29,312

ARTICLE 22.	TOTAL EQUITY CAPITAL	98,442

ARTICLE 23.	TOTAL LIABILITIES AND EQUITY CAPITAL	137,838

I, Robert L. DePaola, Vice President
(Name and Title of Officer Authorized to Sign Report)

of BNY Midwest Trust Company certify that the information contained in this statement is accurate to the best of my knowledge and belief.  I understand that submission of false information with the intention to deceive the Commissioner or his Administrative officers is a felony.

/s/ Robert L. DePaola (Signature of Officer Authorized to Sign Report)

Sworn to and subscribed before me this 23rd day of     January, 2004.

My Commission expires May 15, 2007.

  /s/ Joseph A. Giacobino, Notary Public

(Notary Seal)

Person to whom Supervisory Staff should direct questions concerning this report.

Emmie Chan	Assistant Treasurer
Name	Title

(212) 437-5639
Telephone Number (Extension)

eychan@bankofny.com
E-mail